Filed by Pinnacle Financial Partners, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: BNC Bancorp

Commission File No. 000-50128

INTERNAL COMMUNICATION

VOLO

Pinnacle team: We wanted you to be the first to know – we will be merging with BNC Bancorp and expanding Pinnacle to the Carolinas and Virginia. Check email for details.

Turner Email to PNFP Associates

Subject Line: Pinnacle to join forces with BNC Bank

I’m pleased to announce that Pinnacle will be merging with BNC Bancorp based in High Point, NC. Like Pinnacle, BNC is generally an urban community bank. They have a top 10 market share position in North Carolina with a top 10 share position in each of Winston-Salem, Greensboro-High Point and Charlotte. In addition, they have a top 10 share position in each of Charleston, SC and Roanoke, VA. Headquartered in High Point, NC, BNC has $7.4 billion in assets, 76 offices and around 1,000 associates.

As you can see, this is a big announcement for us. We’ve done several blogs on the idea of growing larger while keeping our core values and culture. Here’s our new vision (and our challenge to one another):

To be the best financial services firm and the best place to work in the Southeast.

I think you’ll find the team to our east is similar in many ways.

•	They are a ranked a best employer. BNC has been recognized as a best place to work by Business North Carolina and SC Biz News in partnership with the South Carolina Chamber of Commerce. Their commitment to creating an engaging culture that will integrate well with ours is clear to me.

•	They provide an excellent client experience. This means we can count on them to enhance our brand as we expand across the Southeast.

•	They are high performing. Their stock has outperformed other banks over the past few years and they were recently named to Fortune’s list of the 100 Fastest Growing Companies. This means we can count on their team to pull just as hard as we do.

Attached are the media release, an associate Q&A and a client Q&A. We want to make sure you understand the decision and give you as much information as we can about our intent on timing and integration. This information will also help you communicate this development accurately and positively to our clients and community.

I look forward to speaking with you all at the associate meeting on Tuesday. We have much to celebrate from 2016 and much to look forward to. Please make an effort to be there.

Forward-Looking Statements

All statements, other than statements of historical fact, included in this communication, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate” and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking including statements about the benefits to Pinnacle Financial Partners, Inc. (“Pinnacle”) and BNC Bancorp (“BNC”) of the proposed merger, Pinnacle’s and BNC’s future financial and operating results (including the anticipated impact of the merger on Pinnacle’s and BNC’s earnings and tangible book value) and Pinnacle’s and BNC’s plans, objectives and intentions. All forward-looking statements are subject to risks, uncertainties and other facts that may cause the actual results, performance or achievements of Pinnacle and BNC to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the merger may not be realized or take longer than anticipated to be realized, (2) disruption from the merger with customers, suppliers, employee or other business partners relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (4) the risk of successful integration of the two companies’ businesses, (5) the failure to obtain the necessary approvals by Pinnacle and BNC shareholders, (6) the amount of the costs, fees, expenses and charges related to the merger, (7) the ability to obtain required governmental approvals of the proposed merger, (8) reputational risk and the reaction of the parties’ customers, suppliers, employees or other business partners to the merger, (9) the failure of the closing conditions to be satisfied, or any unexpected delay in closing the merger, (10) the risk that the integration of Pinnacle’s and BNC’s operations will be materially delayed or will be more costly or difficult than expected, (11) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by Pinnacle’s issuance of additional shares of its common stock in the merger or related to the merger and (13) general competitive, economic, political and market conditions. Additional factors which could affect the forward looking statements can be found in Pinnacle’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, or BNC’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. Pinnacle and BNC disclaim any obligation to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

Additional Information About the Proposed Transaction and Where to Find It

Investors and security holders are urged to carefully review and consider each of Pinnacle’s and BNC’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by Pinnacle with the SEC may be obtained free of charge at Pinnacle’s website at www.pnfp.com, under the heading “About Pinnacle” and the subheading “Investor Relations,” or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Pinnacle by requesting them in writing to Pinnacle Financial Partners, Inc., 150 Third Avenue South, Suite 900, Nashville, Tennessee 37201, Attention: Investor Relations, or by telephone at (615) 744-3700.

The documents filed by BNC with the SEC may be obtained free of charge at BNC’s website at www.bncbanking.com under the “Investor Relations” section, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from BNC by requesting them in writing to BNC Bancorp, 3980 Premier Drive, Suite 210, High Point, North Carolina 27265, Attention: Investor Relations, or by telephone at (336) 869-9200.

In connection with the proposed transaction, Pinnacle intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of BNC and Pinnacle and a prospectus of Pinnacle, and each party will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of BNC and Pinnacle are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction. A definitive joint proxy statement/prospectus will be sent to the shareholders of each institution seeking the required shareholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Pinnacle or BNC as described in the paragraphs above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Pinnacle, BNC, and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from Pinnacle’s and BNC’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Pinnacle and their ownership of Pinnacle common stock is set forth in the definitive proxy statement for Pinnacle’s 2016 annual meeting of shareholders, as previously filed with the SEC on March 10, 2016, and other documents subsequently filed by Pinnacle with the SEC. Information about the directors and executive officers of BNC and their ownership of BNC common stock is set forth in the definitive proxy statement for BNC’s 2016 annual meeting of shareholders, as previously filed with the SEC on April 6, 2016, and other documents subsequently filed by BNC with the SEC. Shareholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus when they become available. Free copies of these documents may be obtained as described in the paragraphs above.